BB 3/18

05038535

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH, D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerson Lehrman Group Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue, 9th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Blumstein 212-984-3660
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Blumstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gerson Lehrman Group Brokerage Services LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director, CCO

Title

Notary Public

CARROLL E. SMITH
NOTARY PUBLIC, State of New York
No. 01SM6079992
Qualified in New York County
Commission Expires September 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent registered public accounting firm report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gerson Lehrman Group Brokerage Services, LLC

Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Gerson Lehrman Group Brokerage Services, LLC

Statement of Financial Condition

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Gerson Lehrman Group Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Gerson Lehrman Group Brokerage Services, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2005

Gerson Lehrman Group Brokerage Services, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$7,657,159
Due from brokers	1,648,007
Other assets	13,354
Total assets	$9,318,520
Liabilities and member's equity	
Due to Parent	$ 750,000
Accrued expenses and other liabilities	4,800
Total liabilities	754,800
Member's equity	8,563,720
Total liabilities and member's capital	$9,318,520

See accompanying notes.

Gerson Lehrman Group Brokerage Services, LLC

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

Gerson Lehrman Group Brokerage Services, LLC (the "Company") is a wholly owned subsidiary of Gerson Lehrman Group Inc. ("GLG" or the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was established as a broker-dealer so as to accept payment via directed brokerage commissions for research services.

The Parent's principal business is to provide research services ("GLG Research") to investment management professionals (the "Clients"). The Parent provides their Clients access to experts in the areas of communications and information technology, healthcare and biomedical technology, and power and energy. On December 1, 2004, the Company entered into a Research Access Agreement with the Parent, to make available GLG Research to its clients.

2. Summary of Significant Accounting Policies

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

The Company considers demand deposits and investments in money market funds investing in US Treasury Securities to be cash and cash equivalents, respectively. The Company's cash is primarily maintained at one bank while its investment in money market funds is all maintained in a single fund. At December 31, 2004, and at times throughout the year, the Company maintains cash deposits in financial institutions that exceed federally insured limits. The Company has not experienced, and has no expectation of experiencing, any losses with respect to the cash deposits or the money market mutual fund investment.

2. Summary of Significant Accounting Policies (continued)

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in the statement of financial condition, to its clearing brokers, which maintain the customers' accounts and clears such transactions.

Commission revenue and related expenses are recorded on a trade-date basis.

The Company is a single member limited liability company and therefore, for federal, state and local income tax purposes, is treated as a division of the Parent. All items of income, expense, gain and loss of the Company are therefore included in the Parent's returns.

3. Due from Brokers

At December 31, 2004, the amount due from brokers represents commissions receivable.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2004.

4. Related Party Transactions

The Parent established the Company as a broker-dealer to accept payment for research services via directed brokerage commissions. The Company has agreed to compensate the Parent in exchange for the GLG Research pursuant to the Research Access Agreement.

4. Related Party Transactions (continued)

In December 2004, the Company has also entered into an amended Expense Sharing Agreement with the Parent whereby the Company will reimburse the Parent for office/administrative services and employee/associated persons' compensation and benefits.

The Research Access Agreement and the Expense Sharing Agreement entered into between the Company and the Parent are not necessarily indicative of the costs that would be incurred by the Company for the related expenses, had these transactions been entered with a third party on an arm's length basis.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2004, the Company had net capital, as defined, of $8,409,716, which exceeded its minimum net capital requirement of $50,320 by $8,359,396.

Equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the NASD.